================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F   X      Form 40-F
                                   ---               ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                             Yes             No X
                                 ---           ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                               Yes            No X
                                  ---           ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes            No X
                                  ---           ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


================================================================================

ENDESA to Invest Euro 450 Million to Build 18 Wind Farms in Valencia with Total Installed Capacity Of 500MW

    NEW YORK--(BUSINESS WIRE)--July 14, 2004--ENDESA (NYSE:ELE)

    -- Through its Proyectos Eolicos Valencianos subsidiary, ENDESA has signed a Euro 300 million framework contract with Gamesa for the supply of the wind turbines and a Industrial Plan pursuant to its commitment with the Valencian regional government.

    -- The Valencia Renewable Energy Plan envisages an increase in wind power capacity from 21 MW at present to 2,300 MW.

    -- ENDESA strategic plan has earmarked Euro 3.1 billion for investment up until 2008 to increase its installed capacity in renewable energies to 3,400 MW.

    ENDESA (NYSE:ELE) is to build 18 wind farms in Valencia with nearly 500 MW of installed capacity for an investment of Euro 450 million. These farms form part of the renewable energy programme approved by the Valencian regional government in 2003.
    ENDESA has won the tender for projects in three of the fifteen areas set aside for the construction of wind farms. In all, upon completion of the projects, the region of Valencia will have 2,300 MW of new wind capacity, generating 5,500 GWh of power. Currently, the region only has 21 MW of wind capacity.
    To construct these wind farms, ENDESA has signed a Euro 300 million framework contract with Gamesa for the supply of the wind turbines and a Industrial Plan to define the implementation of the various wind energy projects.
    The operation will cost Euro 300 million and forms part of the agreement made in 2002 through which Gamesa acquired ENDESA's subsidiary MADE (wind turbine manufacturing). The agreement also envisaged the supply of this type of technology (up to 1,000 MW).
    Proyectos Eolicos Valencianos (55%-owned by ENDESA, 25% by Sedesa and 20% by Bancaja) will over see the construction and development of the wind farms.
    The agreement was signed by Carlos Cabrera Junquera, general manager of Endesa Cogeneracion y Renovables (on behalf of Proyectos Eolicos Valencianos); Vicente Cotino Escriva, CEO of Sedesa; Arturo Alario Misfud, on behalf of Bancaja; Juan Ignacio Lopez Gandasegui, CEO of Gamesa; and Carlos Perea Elias, general manager of Made Tecnologias Renovables

    Strategy 2004-2008

    ENDESA strategic plan has earmarked Euro 1.3 billion for investment up until 2008 to bring its installed capacity in renewable energies up to 3,400 MW in the Spanish market, increasing the weighting of this type of power to around 15% of the group's total output. This will mark a major step forward in the diversification of ENDESA's generation mix and put it on track towards meeting its environmental protection targets. In 2004-2008, some 2,089 MW of renewable energy capacity is to be built, in addition to the 29 MW of related technologies, 85 MW of mini hydro plants, 90 MW of solid waste-fuelled plants and 30 MW of co-generation.
    ENDESA currently has installed capacity of 2,068 MW in renewable and co-generation plants in Spain, representing 5% of its total generation assets. In 2003, the company brought eight new wind farms on stream (with a total capacity of 184 MW), while Proyectos Eolicos Valencianos was awarded the contracts to three of the fifteen areas specified in the Plan Eolico Valenciano (Valencia Wind Energy Program), entailing combined capacity of 498 MW.
    In 2003, 5,486 GWh of power was generated using renewable and co-generation energies, 24% more than in 2002. Of this figure, 3,030 GWh was generated by renewable energy plants and the remainder by co-generation plants.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    CONTACT: ENDESA
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ENDESA, S.A.

Dated: July 14th, 2004       By: /s/ David Raya
                                --------------------------------------
                               Name: David Raya
                              Title: Manager of North America Investor Relations